# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JD.com, Inc., CIK 0001549802
CUSIP: 47215P106
Title of class of securities: Ordinary Shares, par value of $0.00002 per share
Address of issuer's principal executive offices: 20/F, Build A, No.18 Kechuang 11 St, Yizhuang Eco&Tech Dev Zone, Daxing Dis, Beijing, China (F4), 101000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001631968

## Reporting persons
- Richard Qiangdong Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 362,313,258; shared voting power 0; sole dispositive power 345,605,330; shared dispositive power 0; aggregate amount beneficially owned 362,313,258 (12.5% of the class)
  Comment: 1. The 362,313,258 shares beneficially owned with sole voting power include 16,707,928 shares beneficially owned by Fortune Rising Holdings Limited, which holds and administers these shares for the benefit of employees of the Issuer under the Issuer's share incentive plans (excluding Mr. Richard Qiangdong Liu himself). Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited, but does not have any economic interest in these shares.
  
  2. The voting power of the shares beneficially owned represent 71.8% of the total outstanding voting power of the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of March 31, 2025 (taking into account the number of shares that the Reporting Person had the right to acquire upon exercise of options that shall have become vested by 60 days after March 31, 2025). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.
  
  3. During the first quarter of 2025, Fortune Rising Holdings Limited sold an aggregate of 208,945 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu). Fortune Rising Holdings Limited holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer's share incentive plans, and administers the awards and acts according to the Issuer's instructions. However, the logistical procedures relating to the conversion of 417,890 Class B ordinary shares held by Fortune Rising Holdings Limited into 208,945 ADSs had not been completed as of March 31, 2025. Assuming such logistics had been completed as of March 31, 2025, Mr. Liu would have beneficially owned a total of 361,895,368 ordinary shares, representing 12.5% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 71.8% of the total outstanding voting power.
- Max Smart Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 328,605,330; shared voting power 0; sole dispositive power 328,605,330; shared dispositive power 0; aggregate amount beneficially owned 328,605,330 (11.4% of the class)
  Comment: 1. The voting power of the shares beneficially owned represent 68.1% of the total outstanding voting power of the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of March 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.
- Fortune Rising Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 16,707,928; shared voting power 0; sole dispositive power 16,707,928; shared dispositive power 0; aggregate amount beneficially owned 16,707,928 (0.6% of the class)
  Comment: 1. Fortune Rising Holdings Limited, a British Virgin Islands company, holds and administers the Class B ordinary shares of the Issuer for the benefit of plan participants under the Issuer's share incentive plans (excluding Mr. Richard Qiangdong Liu himself), such as transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer's share incentive plans, and administers the awards and acts according to the Issuer's instructions.
  
  2. The voting power of the shares beneficially owned represent 3.7% of the total outstanding voting power of the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of March 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.
  
  3. During the first quarter of 2025, Fortune Rising Holdings Limited sold an aggregate of 208,945 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu). Fortune Rising Holdings Limited holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer's share incentive plans, and administers the awards and acts according to the Issuer's instructions. However, the logistical procedures relating to the conversion of 417,890 Class B ordinary shares held by Fortune Rising Holdings Limited into 208,945 ADSs had not been completed as of March 31, 2025. Assuming such logistics had been completed as of March 31, 2025, Fortune Rising Holdings Limited would have beneficially owned a total of 16,290,038 Class B ordinary shares, representing 0.6% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 3.6% of the total outstanding voting power.

## Item 1. Issuer
Name of issuer: JD.com, Inc.
Address of issuer's principal executive offices: 20/F, Build A, No.18 Kechuang 11 St, Yizhuang Eco&Tech Dev Zone, Daxing Dis, Beijing 101111, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Richard Qiangdong Liu
Max Smart Limited
Fortune Rising Holdings Limited
Address of principal business office or, if none, residence:
Richard Qiangdong Liu:
JD.com, Inc.
20th Floor, Building A
No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China
Max Smart Limited:
c/o Richard Qiangdong Liu
JD.com, Inc.
20th Floor, Building A
No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China
Fortune Rising Holdings Limited:
c/o Richard Qiangdong Liu
JD.com, Inc.
20th Floor, Building A
No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China
Citizenship: Richard Qiangdong Liu - People's Republic of China; Max Smart Limited - British Virgin Islands; Fortune Rising Holdings Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 362,313,258.00
Percent of class: 12.5
Sole power to vote or to direct the vote: 362,313,258.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 345,605,330.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard Qiangdong Liu: /s/ Richard Qiangdong Liu, Richard Qiangdong Liu (05/13/2025)
- Max Smart Limited: /s/ Richard Qiangdong Liu, Richard Qiangdong Liu, Director (05/13/2025)
- Fortune Rising Holdings Limited: /s/ Richard Qiangdong Liu, Richard Qiangdong Liu, Director (05/13/2025)